July 14, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Jonathan Burr, James Lopez

Re: Supernova Partners Acquisition Company, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 24, 2021
File No. 333-255079

Dear Messrs. Burr and Lopez:

Per my discussion with Jonathan Burr on Monday, July 12, 2021, we hereby file on Edgar as correspondence the following documents: (i) a draft response letter addressing the Staff’s comments in its letter of July 11, 2021, and (ii) draft revisions to the Form S-4 Registration Statement.

We would greatly appreciate if you could confirm that, should Supernova file the foregoing draft Registration Statement on Edgar as an actual registration statement (rather than correspondence), the Staff would have no further comments on the filing.

Should you have any questions, please feel free to contact the undersigned at (202) 440-2526 or jonathan.corsico@stblaw.com.

Sincerely,

/s/ Jonathan Corsico
Jonathan Corsico
Simpson Thacher & Bartlett LLP

July [    ], 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Jonathan Burr, James Lopez

Re: Supernova Partners Acquisition Company, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed June 24, 2021

File No. 333-255079

Dear Messrs. Burr and Lopez:

On behalf of our client, Supernova Partners Acquisition Company, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated July 11, 2021, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) in relation to the proposed business combination between the Company and OfferPad, Inc., a Delaware corporation (“Offerpad”). In connection with such responses, we are also submitting, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in Amendment No. 3.

U.S. Federal Income Tax Consequences of the Business Combination to Holders of Offerpad Stock, page 165

1.

We note the statement on page 166 that “Assuming the Business Combination qualifies as a reorganization .. . . Offerpad stockholders will not recognize gain or loss . . ..” It appears that the tax opinion is assuming the legal conclusion underlying the tax opinion. Please revise. Refer to Section III.C.3 of Staff Legal Bulletin 19.

The Company has revised page 166 in response to the Staff’s comments.

Certain Relationships and Related Person Transaction , page 278

2.	We note that Mr. Sella is LL Funds’ managing partner. Please revise this section where appropriate to address Mr. Sella given his relationship with the LL entities. See Item 404 of Regulation S-K.

The Company has revised pages 279-280 in response to the Staff’s comments.

General

3.

We note the investor presentation filed June 8 presents long term contribution margin of 6% to 8%. With a view to revised disclosure please advise us why this estimate differs from the 3.6% to 4.3% figures provided on page 135.

The Company respectfully advises the Staff that the long-term contribution margin after interest figures included in the investor presentation filed June 8, 2021 (the “Investor Presentation”) is distinct from the contribution margin after interest percentages on page 135 of the Registration Statement. The figures in the Registration Statement reflect Offerpad’s internal forecasts through 2023 that were reviewed by the Company’s board and part of their basis for recommending the transaction be approved by the Company’s stockholders (the “Forecasts”). In contrast, the figures in the Investor Presentation reflect Offerpad’s illustrative contribution margin after interest, rather than a forecasted contribution margin after interest, that Offerpad believes it has the opportunity to reach over a longer term period that extends several years beyond the period included in the Forecasts. As reflected on page 233 of the Registration Statement under the heading “Unit Economics”, Offerpad expects future improvements in unit economics to be driven through initiatives such as:

•	continued optimization of acquisition, renovation, and resale processes, as Offerpad expands its market footprint and increase penetration in existing markets;

•	effectively increasing its Flex business alongside the Express business, optimizing customer engagement and increasing conversion of requests for home purchases; and

•	introducing and scaling additional ancillary services to complement its core Express and Flex products.

The Company further advises that page 233 of the Registration Statement has been revised to make reference to the long-term opportunity included in the Investor Presentation.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (202) 636-5500.

Sincerely,

/s/ Jonathan Corsico
Jonathan Corsico Simpson Thacher & Bartlett LLP

cc: Robert D. Reid

Chief Executive Officer

Supernova Partners Acquisition Company, Inc.